 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date April 18, 2007_________________________________

BIOTECH HOLDINGS LTD. _
(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _
(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

BIOTECH HOLDINGS LTD.
Filed in this Form 6-K

Documents index

1. News Release dated April 12, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley
Name: Robert Rieveley
Title: Chief Executive Officer
Date: April 18, 2007

BIOTECH HOLDINGS ISSUES REPLACEMENT AND NEW STOCK OPTIONS

Vancouver, B.C., April 12, 2007 - Biotech Holdings (the "Company", TSXV: BIO.V; OTC BB: BIOHF; Frankfurt: 925970.F) announced today that the Company has applied to the TSX Venture Exchange (the "Exchange") to replace 700,000 options that have expired and to issue new options. The proposed grant would be for a total of 5,034,000 options allocated among officers, directors, employees and consultants.

All of the proposed options would have an exercise price of $.11 per share, would vest October 12, 2007 and expire April 12, 2009.

The stock options described above comply with the Stock Option Plan approved by shareholders of the Company on September 30, 2005.

Biotech Holdings Ltd. is based in Richmond, British Columbia. Biotech Holdings shares trade on the TSX Venture Exchange in Canada (TSXV: BIO) and the Over the Counter Bulletin Board in the United States (OTC BB: BIOHF).

For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8 a.m. to 5 p.m. Pacific time, or by e-mail at biotech@direct.ca. For background information, please visit Biotech^s website at www.biotechltd.com.

This release has been approved by the Board of Directors of Biotech Holdings.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.